Exhibit d22
RIDER SPECIFICATIONS
Contract Number: [0123456]
Rider Date: [February 1, 2025]
Owner(s): [Abraham Lincoln]
Annuitant: [Abraham Lincoln]
Guaranteed Maximum Annual Protected Lifetime Income Fee Rate: [2.75%]
Initial Annual Protected Lifetime Income Fee Rate: [1.50%]
Guaranteed Maximum Annual Death Benefit Charge Rate: [1.40%]
Initial Annual Death Benefit Charge Rate: [0.45%]
Enhancement Rate: [6%]
Enhancement Period: [10 Years from the Rider Date]
Additional Purchase Payment Restriction Limit: [$100,000]
Maximum Protected Income Base Limit: [$10,000,000]
Protected Annual Income Age: [Attained age 55]
Account Value lock in Maximum Age: [Attained Age 86]
Enhancement Maximum Age: [Attained Age 86]

Death Benefit on Contract Date: The Estate Lock Death Benefit is the death benefit that applies, subject to the terms of the Rider, upon the death of the Annuitant who is the Owner.

ADDITIONAL PURCHASE PAYMENT RESTRICTION. Subject to any further limitations stated in the Contract to which this Rider is attached, the Maximum Protected Income Base Limit, shown above, and Our prior approval, We reserve the right to limit:
~~(a)~~	cumulative additional Purchase Payments after the first Benefit Year that would equal or exceed the Additional Purchase Payment Restriction Limit, shown above[; and
~~(b)~~	additional Purchase Payments that may be approved and added to the Contract after the [5th] Rider Date Anniversary or after the Annuitant attains age [76].]

If the Contract Value is $0, then no additional Purchase Payments will be accepted.

Annual Review. The Protected Lifetime Income Fee rate may change at any time after the [10th] Rider Date Anniversary due to Our annual review of the current Protected Lifetime Income Fee rate.

Estate Lock Death Benefit Charge Change Period. The Death Benefit Charge rate will not change prior to the [5th] Rider Date Anniversary. Thereafter, the Death Benefit Charge rate may change on any Rider Date Anniversary.

[WAIVER OF CONTINGENT DEFERRED SALES CHARGE OR CDSC / SURRENDER CHARGE OR PREMIUM BASED CHARGE (IF APPLICABLE). No Contingent Deferred Sales Charge, CDSC/Surrender Charge or Premium Based Charge will apply to Conforming Withdrawals.  Excess Withdrawals will be subject to any applicable Contingent Deferred Sales Charge, CDSC/Surrender Charge or Premium Based Charge to the extent that the total amount of Withdrawals in the Contract Year exceeds the Free Withdrawal Amount for that Contract Year.]

RIDER SPECIFICATIONS (Continued)

[WAIVER OF INTEREST ADJUSTMENT/MARKET VALUE ADJUSTMENT (IF APPLICABLE). No Interest Adjustment/Market Value Adjustment will apply to Conforming Withdrawals.  Excess Withdrawals will be subject to any applicable Interest Adjustment/Market Value Adjustment to the extent that the total amount of Withdrawals in the Contract Year exceeds the Free Withdrawal Amount for that Contract Year.]

PROTECTED ANNUAL INCOME RATE TABLE
Age of Annuitant	Protected Annual Income Rate[1]
[55 – 58]	[3.50%]
[59 – 64]	[4.25%]
[65 – 74]	[5.25%]
[75 +]	[5.60%]
1The Protected Annual Income Rate will be based upon the attained age of the Annuitant.